
June 29, 2011

Via E-mail
Sieg Badke
President
Astra Ventures, Inc.
3090 Gordonvale Street
Thunder Bay, Ontario P7K 1B8

Re: Astra Ventures, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 16, 2011
File No. 333-173949

Dear Mr. Badke:

We have received your response to our prior comment letter to you dated June 1, 2011 and have the following additional comment.

General

1. We note your response to our prior comment two. Please revise to provide similar disclosure in the Prospectus Summary and the Determination of Offering Price sections.

Prospectus Summary, page 1

About our Company, page 1

2. Please revise the second to last paragraph on page one to clarify for investors that this offering will not provide you with any funds.

3. We note your response to our prior comment five. Please revise here to discuss the "substantial doubt" about your ability to continue as a going concern.

4. We note your response to our prior comment seven. Please disclose your losses in recent periods here.

Plan of Operation, page 19

5. We note your response to our prior comment three. Please revise to disclose the

estimated costs of "acquiring the distribution rights to five films or television programs." Explain what kind of contracts these would be and the estimated up front and ongoing costs. Additionally, please explain to us clearly why you are unable to establish timelines and estimated costs for your plans to operate as an importer and exporter, develop revenue sharing arrangements, buy and sell rights to distribute multiple productions, develop and/or acquire existing distribution networks, and acquire other companies. In this regard we also note prior comment seven requesting disclosure of an estimate of the amount needed to accomplish your goals in the Prospectus Summary.

6. We note your response to our prior comment 17. We are unable to locate disclosure regarding your specific sales and marketing plans. Please advise or revise.

Age of Financial Statements

7. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Accountants' Consent

8. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Kristen A. Baracy, Esq.
         Fax: (312) 454-0261